

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 15, 2015

Via Email
William Annett
Chief Executive Officer
OncoCyte Corporation
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

>   **Re: OncoCyte Corporation**
>   **Form 10-12B**
>   **Filed November 23, 2015**
>   **File No. 001-37648**

Dear Mr. Annett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Manner of Effecting the Distribution, page 29

1.   We note your response to our prior comment 7 including your position that providing cash in lieu of shares to shareholders in "excluded jurisdictions" should be considered a part of a pro rata distribution. However, we are unable to concur that this distribution is pro rata as contemplated by Staff Legal Bulletin No. 4 because the relative interest of shareholders who reside in "restricted jurisdictions" will change as a result of the distribution. Accordingly, please confirm that you will distribute your shares to all BioTime holders or withdraw your Form 10 and register the distribution of OncoCyte shares under the Securities Act of 1933.

Sponsored Research Agreement with the Wistar Institute of Anatomy and Biology, page 52

2.   We note your response to our prior comment 12. However, we deem the total amount of funding you may be required to pay to Wistar to be material information to an investor.

Please revise the description of your agreement with Wistar to disclose the aggregate payments you may be required to make pursuant to the agreement.

Notes to Financial Statements

2. Summary of Significant Accounting Policies
Accounting for BioTime shares, page F-10

3.   Refer to your response to our prior comment 14. You state on page F-10 that your 2014 sales of BioTime common stock occurred in the open market. Please confirm whether these transactions were between OncoCyte and unrelated third parties whose assets and liabilities are not consolidated into OncoCyte's financial statements. If so, tell us why under your analogy to ASC 860-10-55-78 you do not account for the transaction as a sale in OncoCyte's separate entity financial statements, with gain or loss recognized in the statement of operations.

3. Selected Balance Sheet Components
Intangible assets, net, page F-14

4.   Refer to your response to our prior comment 10. Given the change in focus of your product development and business plans to cancer diagnostic tests, please provide us an analysis supporting the recoverability of the carrying value of your intangible assets related to cancer therapy.

You may contact Rolf Sundwall at (202) 551-3105 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance